Exhibit (d)(2)(i)

Schedule B

Effective October 17, 2022

(advisory fees of the directly managed segment(s))

AIA U.S. Large Cap Value ESG Segment

0.165% of the average daily net assets of the Segment

AIA U.S. Small/Mid Cap ESG Segment

0.20% of the average daily net assets of the Segment

AIA International Developed Markets Equity ESG Segment

0.20% of the average daily net assets of the Segment

AIA U.S. Large Cap Core ESG Segment

0.165% of the average daily net assets of the Segment